                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                    (Amendment No.    2  )*
                                  -------

                     Publix Super Markets, Inc.
                     --------------------------
                        (Name of Issuer)

             Common Stock, Par Value $1.00 Per Share
             ---------------------------------------
                 (Title of Class of Securities)


                              None
                         --------------
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                       Page 1 of 4 Pages

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                          SCHEDULE 13G
CUSIP  No.     None                             Page   2   of   4 Pages
          ---------


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Nancy Jenkins


2    Check the Appropriate Box if A Member of a Group*

                                                            (a)

                                                            (b)

3    SEC Use Only




4    Citizenship or Place of Organization

     United States


Number of
Shares              5    Sole Voting Power             14,792,858
Beneficially
Owned By            6   Shared Voting Power
Each
Reporting           7   Sole Dispositive Power         14,792,858
Person
With                8   Shared Dispositive Power


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     14,792,858


10   Check  Box  if  the  Aggregate Amount in  Row  (9)  Excludes
     Certain Shares*




11   Percent of Class Represented by Amount in Row 9

     6.55%


12   Type of Reporting Person*

     IN

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Continuation of Schedule 13G                                Page 3 of 4 Pages

This statement is the second amendment to a statement on Schedule
13G  filed  with  the  Securities  and  Exchange  Commission   on
February 10, 1993, by Nancy Jenkins.




Item 4.  Ownership.

As of December 31, 1995, the Filing Person was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 14,792,858 shares of the Company's common stock or approximately 6.55% of the total outstanding shares of the Company's common stock.

Changes that have occurred since the filing of the first amendment in the total number of shares of common stock are the result of: (1) the termination of a Voting Trust Agreement on June 9, 1995, whereby certain of the shares previously reported as beneficially owned by Nancy Jenkins changed from shared voting to sole voting power and (2) other changes reflected in Schedule 1, attached hereto.

Continuation of Schedule 13G                                 Page 4 of 4 Pages



                           SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this
Schedule is true, complete and correct.





                               /s/ Nancy Jenkins
                              ------------------
                              Nancy Jenkins


Date:  February 12, 1996


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                           SCHEDULE 1

                 Shares owned by Nancy Jenkins



               Shares           Shares           Price        Description of
Date          Acquired       Disposed Of    (If Applicable)    Transaction
----          --------       -----------    ---------------   ---------------
3/24/95                        414,036           14.25             sale